Exhibit 99.1

Neptune Announces the Election of its Directors and Voting Results

LAVAL, QC, Aug. 15, 2018 /CNW Telbec/ - Neptune Technologies & Bioressources Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), announces  the voting results for the matters listed in its management proxy circular dated July 17, 2018 held at its Annual and Special Meeting of Shareholders in Montreal, Canada on August 15, 2018 (the "AGM").

Election of Directors. According to proxies received and a vote by show of hands, the following individuals were elected as directors of Neptune for the ensuing year.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
John M. Moretz	25,578,652	95.93%	1,084,928	4.07%
Katherine Crewe	25,606,234	96.03%	1,057,346	3.97%
Ronald Denis	25,944,136	97.30%	719,444	2.70%
Richard Schottenfeld	25,948,860	97.32%	714,720	2.68%
James S. Hamilton	25,659,402	96.23%	1,004,178	3.77%

Appointment of Auditors. According to proxies received and a vote by show of hands, KPMG LLP were appointed as the Corporation's auditors for the ensuing fiscal year and the directors were authorized to fix their remuneration.

KPMG LLP	Votes in Favor	% In Favor	Votes Withheld	% Withheld
	52,970,259	99.77%	122,716	0.23%

Approval of Stock Option Plan Renewal. According to proxies received and a vote by show of hands, the unallocated options under the Corporation's stock option plan were approved.

Stock Option Plan Renewal	Votes in Favor	% In Favor	Votes Against	% Against
	24,143,393	90.55%	2,520,187	9.45%

Approval of Amended Stock Option Plan. According to proxies received and a vote by show of hands, a majority of disinterested shareholders1 approved the Corporation's amended stock option plan.

Stock Option Plan Amendment	Votes in Favor	% In Favor	Votes Against	% Against
	16,748,124	86.22%	2,677,471	13.78%

Approval of Stock Option Grants. According to proxies received and a vote by show of hands, a majority of disinterested shareholders2 approved the grant of 2,095,333 options to purchase common shares of the Corporation to certain executives and Board members.

Stock Option Grants Ratification	Votes in Favor	% In Favor	Votes Against	% Against
	16,816,511	86.57%	2,609,084	13.43%

Approval of Equity Incentive Plan Renewal. According to proxies received and a vote by show of hands, the unallocated entitlements under the Corporation's equity incentive plan were approved.

Equity Incentive Plan Renewal	Votes in Favor	% In Favor	Votes Against	% Against
	24,195,403	90.74%	2,468,177	9.26%

Approval of Amended Equity Incentive Plan. According to proxies received and a vote by show of hands, a majority of disinterested shareholders3 approved the Corporation's amended equity incentive plan.

Equity Incentive Plan Amendments	Votes in Favor	% In Favor	Votes Against	% Against
	16,806,368	86.52%	2,619,227	13.48%

Approval of Name Change. According to proxies received and a vote by show of hands, the change of name of the Corporation from "Neptune Technologies & Bioressources Inc." to "Neptune Wellness Solutions Inc." / "Neptune Solutions Bien-être Inc." was approved by at least two thirds of the votes cast by shareholders at the meeting.

Name Change Approval	Votes in Favor	% In Favor	Votes Against	% Against
	50,390,243	94.91%	2,702,731	5.09%

For further information on the voting results of the resolution passed during the AGM, please refer to the Report of Voting Results available on SEDAR.

About Neptune Technologies & Bioressources Inc.

Neptune is a health and wellness products company, with more than 50 years of combined experience in extraction, purification and formulation of value-added differentiated science-based products. Currently, the Company develops turnkey nutrition product solutions available in various unique delivery forms, offers specialty ingredients such as MaxSimil®, a patented ingredient that enhances the absorption of lipid-based nutraceuticals, and a variety of other marine and seed oils. Leveraging its scientific, technological and innovative expertise, Neptune is preparing to commence production of products in legal cannabis markets.

The Company's head office is located in Laval, Quebec.

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[1]	Excluding the votes of insiders to whom stock options may be granted under the stock option plan and their associates, representing a total of 7,237,985 votes.
[2]	Excluding the votes of the recipients of the granted options, and insiders to whom stock options may be granted under the stock option plan and their associates, representing a total of 7,237,985 votes.
[3]	Excluding the votes of insiders to whom entitlements may be granted under the equity incentive plan and their associates, representing a total of 7,237,985 votes.

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SOURCE Neptune Technologies & Bioresources inc.

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%CIK: 0001401395

For further information: Neptune Wellness Solutions, Mario Paradis, VP & CFO, Neptune, 1.450.687.2262 x236, m.paradis@neptunecorp.com; Investor Relations Contact (Canada), Pierre Boucher, MaisonBrison, 1.514.731.0000, pierre@maisonbrison.com; Investor Relations Contact (U.S.), Jody Burfening, LHA, 1.212.838.3777, jburfening@lhai.com

CO: Neptune Technologies & Bioresources inc.

CNW 16:16e 15-AUG-18